UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

Rent the Runway, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

76010Y103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Corporate Opportunities Fund V, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock (as defined below) outstanding as of December 7, 2021, as disclosed by the Issuer (as defined below) in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on December 10, 2021 (“10-Q”).

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons ACOF Investment Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Management LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person PN

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Management Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person CO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Voting LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Management GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

CUSIP No. 76010Y103		Schedule 13G

1	Names of Reporting Persons Ares Partners Holdco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 3,387,678

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 3,387,678

9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,387,678

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.6%*

12	Type of Reporting Person OO

* The calculation of the percentage of outstanding shares is based on 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as disclosed by the Issuer in its 10-Q.

Item 1.
	(a)	Name of Issuer: Rent the Runway, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 10 Jay Street, Brooklyn, NY 11201

Item 2.
(a)	Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”. This statement is filed on behalf of: Ares Corporate Opportunities Fund V, L.P. (“ACOF V”); ACOF Investment Management LLC (“ACOF Investment Management”); Ares Management LLC; Ares Management Holdings L.P. (“Ares Management Holdings”); Ares Holdco LLC (“Ares Holdco”); Ares Management Corporation (“Ares Management”); Ares Management GP LLC (“Ares Management GP”); Ares Voting LLC (“Ares Voting”); and Ares Partners Holdco LLC (“Ares Partners”).
	(b)	Address or Principal Business Office: The business address of each Reporting Person is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.
	(c)	Citizenship of each Reporting Person is: Each of the Reporting Persons is organized under the laws of the State of Delaware.
	(d)	Title of Class of Securities: The Issuer’s Class A common stock, $0.001 par value per share (“Class A Common Stock”)
	(e)	CUSIP Number: 76010Y103

Item 3.
Not applicable.

Item 4.	Ownership

Ownership (a-b)

The ownership information presented in this Schedule 13G is based upon 60,096,327 shares of Class A Common Stock outstanding as of December 7, 2021, as reported by the Issuer in the 10-Q. As of the date that this Schedule 13G is filed, ACOF V is the holder of record of 3,387,678 shares of Class A Common Stock, which represents 5.6% of the issued and outstanding shares of Class A Common Stock as of December 7, 2021. The Reporting Persons, as a result of the relationships described below, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held of record by ACOF V.

The manager of ACOF V is ACOF Investment Management and the sole member of ACOF Investment Management is Ares Management LLC. The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco. The sole member of Ares Holdco is Ares Management. Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13G, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met. The sole member of both Ares Management GP and Ares Voting is Ares Partners. Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members.

Each of the Reporting Persons (other than ACOF V), the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of Class A Common Stock reported in this Schedule 13G for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.

(c) The information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.

Item 5.	Ownership of Five Percent or Less of a Class

 Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

 Not applicable.

Item 8.	Identification and Classification of Members of the Group

 Not applicable.

Item 9.	Notice of Dissolution of Group

 Not applicable.

Item 10.	Certification

 Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Ares Corporate Opportunities Fund V, L.P.
By: ACOF Investment Management LLC, its manager

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

ACOF Investment Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By: Naseem Sagati Aghili
Its: Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2022, by and among the Reporting Persons.